July 17, 2025

Kuangtao Wang
Chief Executive Officer and Chairman
NFT Limited
Office Q 11th Floor, Kings Wing Plaza 2,
No.1 Kwan Street, Sha Tin, New Territories
Hong Kong

       Re: NFT Limited
           Amendment No. 3 to Registration Statement on Form F-3
           Filed July 14, 2025
           File No. 333-284912
Dear Kuangtao Wang:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 2, 2025 letter.

Amendment No. 3 to Registration Statement on Form F-3
Exhibits

1. We note your response to prior comment 6 and re-issue the comment. In this regard, we note that the opinion only addresses the Shares. Please have the legal opinion revised to address other securities being offered under this registration statement, which appears to include debt securities, warrants, units and rights. July 17, 2025
Page 2

       Please contact Irene Paik at 202-551-6553 or Sonia Bednarowski at 202-551-3666
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Joan Wu, Esq.